Exhibit 99.1

Kingsoft Cloud Announces Unaudited First Quarter 2025 Financial Results

BEIJING, May 28, 2025 — Kingsoft Cloud Holdings Limited (“Kingsoft Cloud” or the “Company”) (NASDAQ: KC and HKEX: 3896), a leading cloud service provider in China, today announced its unaudited financial results for the first quarter ended March 31, 2025.

Mr. Tao Zou, Chief Executive Officer of Kingsoft Cloud, commented, “Despite uncertainties in global supply chain, we believe the importance for cloud services as infrastructure in the AI-era is gaining greater traction. This quarter, our gross billing of AI business increased by 228% year-over-year to RMB525 million, accounting for 39% of our public cloud services. We are confident and fully committed into our AI related investment and high-quality and sustainable business development.”

Mr. Henry He, Chief Financial Officer of Kingsoft Cloud, added, “Our revenue increased by 10.9% year-over-year, achieving RMB1,970.0 million for the first quarter; however sequentially we experienced seasonal decrease. Our adjusted gross profit was RMB327.7 million, increased by 9.6% year-over-year and decreased by 23.4% quarter-over-quarter. Adjusted gross margin was 16.6% in this quarter, compared with 16.8% in the first quarter 2024 and 19.2% in the fourth quarter last year. Our adjusted operating loss was RMB55.8 million, narrowed by 56% from RMB127.0 million in the same period last year. Our adjusted EBITDA profit achieved RMB318.5 million, representing an adjusted EBITDA margin of 16.2%.”

First Quarter 2025 Financial Results

Total Revenues reached RMB1,970.0 million (US$271.51 million), increased by 10.9% year-over-year from RMB1,775.7 million in the same quarter of 2024 and decreased by 11.7% quarter-over-quarter from RMB2,232.1 million in the fourth quarter of 2024. The year-over-year increase was mainly due to the expanded revenue from Xiaomi and Kingsoft Ecosystem and AI related customers and our further penetration into enterprise cloud customers. The quarter-over-quarter decrease was mainly due to the seasonality impact for enterprise cloud.

Revenues from public cloud services were RMB1,353.5 million (US$186.5 million), increased by 14.0% from RMB1,187.4 million in the same quarter of 2024 and decreased by 4.0% from RMB1,409.8 million last quarter. The year-over-year increase was mainly due to the growth of AI demands.

Revenues from enterprise cloud services were RMB616.5 million (US$85.0 million), representing an increase of 4.8% from RMB588.2 million in the same quarter of 2024 and a decrease of 25.0% from RMB822.3 million last quarter. The sequential decrease was mainly due to the Chinese New Year impact and differentiated delivery schedules for various projects.

Other revenues were nil this quarter.

1 This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB7.2567 to US$1.00, the noon buying rate in effect on March 31, 2025 as certified for customs purposes by the Federal Reserve Bank of New York.

Cost of revenues was RMB1,651.7 million (US$227.6 million), representing an increase of 11.4% from RMB1,482.4 million in the same quarter of 2024, which was mainly due to our investment into AI computing resources. IDC costs decreased by 6.0% year-over-year from RMB768.5 million to RMB722.8 million (US$99.6 million) this quarter. The decrease was mainly due to our strict control over procurement costs. Depreciation and amortization costs increased from RMB183.5 million in the same quarter of 2024 to RMB378.5 million (US$52.2 million) this quarter. The increase was mainly due to the depreciation of newly acquired servers which were allocated to AI business. Solution development and services costs increased by 13.3% year-over-year from RMB446.0 million in the same quarter of 2024 to RMB505.2 million (US$69.6 million) this quarter. The increase was mainly due to the solution personnel expansion of Camelot. Fulfillment costs and other costs were RMB3.1 million (US$0.4 million) and RMB42.1 million (US$5.8 million) this quarter.

Gross profit was RMB318.3 million (US$43.9 million), an increase of 8.5% from RMB293.3 million in the same quarter of 2024, demonstrating our improvements in revenue quality and structure. Gross margin was 16.2%, remaining stable compared with 16.5% in the same period in 2024. Non-GAAP gross profit2 was RMB327.7 million (US$45.2 million), compared with RMB299.1 million in the same period in 2024. Non-GAAP gross margin2 was 16.6%, compared with 16.8% in the same period in 2024. The improvement of our gross profit was mainly due to the decrease of procurement costs. The sequential decrease of margin was mainly due to the growing investment into AI and the delay of high-margin profile enterprise cloud projects in first quarter.

Total operating expenses were RMB552.5 million (US$76.1 million), decreased by 2.6% from RMB567.4 million in the same quarter last year and increased by 17.7% from RMB469.5 million last quarter. Among which:

Selling and marketing expenses were RMB144.3 million (US$19.9 million), increased by 23.6% from RMB116.8 million in the same period in 2024 and increased by 24.7% from RMB115.8 million last quarter, the increase was due to the increase of one-time-off bonus of share based compensation.

General and administrative expenses were RMB182.0 million (US$25.1 million), decreased by 16.8% from RMB218.7 million in the same period in 2024 and slightly increased by 1.4% from RMB179.5 million last quarter. The year-over-year decrease was mainly due to the decrease of credit loss expense, which was partially offset by the increase of share based compensation.

Research and development expenses were RMB226.2 million (US$31.2 million), decreased by 2.5% from RMB232.0 million in the same period in 2024 and increased by 29.9% from RMB174.2 million last quarter. The increase was mainly due to our continuous investment into research and development personnel to enhance our technology competitiveness and increase of share based compensation.

Operating loss was RMB234.2 million (US$32.3 million), compared with operating loss of RMB274.2 million in the same quarter of 2024 and RMB43.5 million last quarter. The year-over-year improvement was mainly due to the increase of gross profit and our strict expenses control, while the sequential increase was mainly due to the impact of gross profit and increase of shared based compensation. Non-GAAP operating loss3 was RMB55.8 million (US$7.7 million), compared with operating loss of RMB127.0 million in the same quarter last year and operating profit of RMB24.4 million last quarter.

2 Non-GAAP gross profit is defined as gross profit excluding share-based compensation allocated in the cost of revenues and we define Non-GAAP gross margin as Non-GAAP gross profit as a percentage of revenues. See “Use of Non-GAAP Financial Measures” set forth at the end of this press release.

3 Non-GAAP operating (loss) profit is defined as operating loss excluding share-based compensation and amortization of intangible assets and we define Non-GAAP operating (loss) profit margin as Non-GAAP operating (loss) profit as a percentage of revenues. See “Use of Non-GAAP Financial Measures” set forth at the end of this press release.

Net loss was RMB316.1 million (US$43.6 million), compared with net loss of RMB363.6 million in the same quarter of 2024 and RMB200.6 million last quarter. Non-GAAP net loss4 was RMB190.6 million (US$26.3 million), compared with RMB217.3 million in the same quarter of 2024 and RMB70.3 million last quarter. The year-over-year improvement was mainly due to the revenue quality increase, revenue mix adjustment, strict costs control and expenses control. The quarter-over-quarter decrease was mainly due to the seasonality impact.

Non-GAAP EBITDA5 was RMB318.5 million (US$43.9 million), compared with RMB33.2 million in the same quarter of 2024 and RMB359.7 million last quarter. Non-GAAP EBITDA margin was 16.2%, compared with 1.9% in the same quarter of 2024 and 16.1% in the previous quarter. The increase was mainly due to the expansion of AI businesses with higher margin.

Basic and diluted net loss per share was RMB0.08 (US$0.01), compared with RMB0.10 in the same quarter of 2024 and RMB0.05 last quarter.

Cash and cash equivalents were RMB2,322.7 million (US$320.1 million) as of March 31, 2025, compared with RMB2,648.8 million as of December 31, 2024. The decrease was mainly due to the investment into operation and the investment into the procurement of computing power equipment.

Outstanding ordinary shares were 3,703,014,637 as of March 31, 2025, equivalent to about 246,867,642 ADSs.

Conference Call Information

Kingsoft Cloud’s management will host an earnings conference call on Wednesday, May 28, 2025 at 8:15 am, U.S. Eastern Time (8:15 pm, Beijing/Hong Kong Time on the same day).

Participants can register for the conference call by navigating to https://register-conf.media-server.com/register/BI5f4e481f10a54bdc8e351f2645183b41. Once preregistration has been completed, participants will receive dial-in numbers, direct event passcode, and a unique access PIN.

To join the conference, simply dial the number in the calendar invite you receive after preregistering, enter the passcode followed by your PIN, and you will join the conference instantly.

Additionally, a live and archived webcast of the conference call will also be available on the Company’s investor relations website at http://ir.ksyun.com.

4 Non-GAAP net loss is defined as net loss excluding share-based compensation and foreign exchange loss (gain), and we define Non-GAAP net loss margin as adjusted net loss as a percentage of revenues. See “Use of Non-GAAP Financial Measures” set forth at the end of this press release.

5 Non-GAAP EBITDA is defined as Non-GAAP net loss excluding interest income, interest expense, income tax (benefit) expense and depreciation and amortization, and we define Non-GAAP EBITDA margin as Non-GAAP EBITDA as a percentage of revenues. See “Use of Non-GAAP Financial Measures” set forth at the end of this press release.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). In evaluating our business, we consider and use certain non-GAAP measures, Non-GAAP gross profit, Non-GAAP gross margin, Non-GAAP operating (loss) profit, Non-GAAP operating (loss) profit margin, Non-GAAP EBITDA, Non-GAAP EBITDA margin, Non-GAAP net loss and Non-GAAP net loss margin, as supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define Non-GAAP gross profit as gross profit excluding share-based compensation allocated in the cost of revenues, and we define Non-GAAP gross margin as Non-GAAP gross profit as a percentage of revenues. We define Non-GAAP operating (loss) profit as operating loss excluding share-based compensation and amortization of intangible assets and we define Non-GAAP operating (loss) profit margin as Non-GAAP operating (loss) profit as a percentage of revenues. We define Non-GAAP net loss as net loss excluding share-based compensation and foreign exchange loss (gain), and we define Non-GAAP net loss margin as Non-GAAP net loss as a percentage of revenues. We define Non-GAAP EBITDA as Non-GAAP net loss excluding interest income, interest expense, income tax (benefit) expense and depreciation and amortization, and we define Non-GAAP EBITDA margin as Non-GAAP EBITDA as a percentage of revenues. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We also believe that the use of these non-GAAP measures facilitates investors’ assessment of our operating performance.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

We compensate for these limitations by reconciling these non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information

This press release contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from RMB to U.S. dollars, in this press release, were made at a rate of RMB7.2567 to US$1.00, the noon buying rate in effect on March 31, 2025 as certified for customs purposes by the Federal Reserve Bank of New York.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the Business Outlook, and quotations from management in this announcement, as well as Kingsoft Cloud’s strategic and operational plans, contain forward-looking statements. Kingsoft Cloud may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Kingsoft Cloud’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Kingsoft Cloud’s goals and strategies; Kingsoft Cloud’s future business development, results of operations and financial condition; relevant government policies and regulations relating to Kingsoft Cloud’s business and industry; the expected growth of the cloud service market in China; the expectation regarding the rate at which to gain customers, especially Premium Customers; Kingsoft Cloud’s ability to monetize the customer base; fluctuations in general economic and business conditions in China; and the economy in China and elsewhere generally; China’s political or social conditions and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Kingsoft Cloud’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Kingsoft Cloud does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Kingsoft Cloud Holdings Limited

Kingsoft Cloud Holdings Limited (NASDAQ: KC and HKEX:3896) is a leading cloud service provider in China. With extensive cloud infrastructure, cutting-edge cloud-native products based on vigorous cloud technology research and development capabilities, well-architected industry-specific solutions and end-to-end fulfillment and deployment, Kingsoft Cloud offers comprehensive, reliable and trusted cloud service to customers in strategically selected verticals.

For more information, please visit: http://ir.ksyun.com.

For investor and media inquiries, please contact:

Kingsoft Cloud Holdings Limited

Nicole Shan

Tel: +86 (10) 6292-7777 Ext. 6300

Email: ksc-ir@kingsoft.com

KINGSOFT CLOUD HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands)

	Dec 31, 2024	Mar 31, 2025	Mar 31, 2025
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	2,648,764	2,322,674	320,073
Restricted cash	81,337	63,670	8,774
Accounts receivable, net	1,468,663	1,807,011	249,013
Short-term investments	90,422	60,245	8,302
Prepayments and other assets	2,233,074	2,254,813	310,722
Amounts due from related parties	318,526	629,876	86,799
Total current assets	6,840,786	7,138,289	983,683
Non-current assets:
Property and equipment, net	4,630,052	6,514,205	897,681
Intangible assets, net	694,880	660,926	91,078
Goodwill	4,605,724	4,605,724	634,686
Prepayments and other assets	449,983	444,555	61,261
Equity investments	234,182	232,790	32,079
Operating lease right-of-use assets	137,047	124,585	17,168
Total non-current assets	10,751,868	12,582,785	1,733,953
Total assets	17,592,654	19,721,074	2,717,636

LIABILITIES, NON-CONTROLLING INTERESTS AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	1,877,004	2,040,574	281,199
Accrued expenses and other current liabilities	3,341,990	3,616,908	498,423
Short-term borrowings	2,225,765	2,550,970	351,533
Income tax payable	69,219	75,532	10,409
Amounts due to related parties	1,584,199	1,471,400	202,764
Current operating lease liabilities	61,258	42,459	5,851
Total current liabilities	9,159,435	9,797,843	1,350,179
Non-current liabilities:
Long-term borrowings	1,660,584	1,997,371	275,245
Amounts due to related parties	309,612	494,982	68,210
Deferred tax liabilities	101,677	89,725	12,364
Other liabilities	790,271	1,932,576	266,316
Non-current operating lease liabilities	65,755	63,932	8,810
Total non-current liabilities	2,927,899	4,578,586	630,945
Total liabilities	12,087,334	14,376,429	1,981,124
Shareholders’ equity:
Ordinary shares	25,689	25,689	3,540
Treasury stock	(105,478)	(88,114)	(12,142)
Additional paid-in capital	18,940,885	19,071,212	2,628,083
Statutory reserves funds	32,001	32,001	4,410
Accumulated deficit	(14,291,957)	(14,605,883)	(2,012,744)
Accumulated other comprehensive income	566,900	574,660	79,190
Total Kingsoft Cloud Holdings Limited shareholders’ equity	5,168,040	5,009,565	690,337
Non-controlling interests	337,280	335,080	46,175
Total equity	5,505,320	5,344,645	736,512
Total liabilities, non-controlling interests and shareholders’ equity	17,592,654	19,721,074	2,717,636

KINGSOFT CLOUD HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

	Three Months Ended
	Mar 31, 2024	Dec 31, 2024	Mar 31, 2025	Mar 31, 2025
	RMB	RMB	RMB	US$
Revenues:
Public cloud services	1,187,370	1,409,804	1,353,479	186,514
Enterprise cloud services	588,162	822,338	616,498	84,956
Others	152	-	-	-
Total revenues	1,775,684	2,232,142	1,969,977	271,470
Cost of revenues	(1,482,431)	(1,806,170)	(1,651,671)	(227,606)
Gross profit	293,253	425,972	318,306	43,864
Operating expenses:
Selling and marketing expenses	(116,752)	(115,792)	(144,338)	(19,890)
General and administrative expenses	(218,695)	(179,536)	(181,999)	(25,080)
Research and development expenses	(231,963)	(174,155)	(226,170)	(31,167)
Total operating expenses	(567,410)	(469,483)	(552,507)	(76,137)
Operating loss	(274,157)	(43,511)	(234,201)	(32,273)
Interest income	8,370	4,176	4,946	682
Interest expense	(51,066)	(61,821)	(82,897)	(11,424)
Foreign exchange (loss) gain	(42,737)	(105,572)	9,051	1,247
Other (loss) gain, net	(8,207)	(2,956)	3,244	447
Other (expense) income, net	(11,190)	5,336	(7,012)	(966)
Loss before income taxes	(378,987)	(204,348)	(306,869)	(42,287)
Income tax benefit (expense)	15,371	3,706	(9,241)	(1,273)
Net loss	(363,616)	(200,642)	(316,110)	(43,560)
Less: net loss attributable to non-controlling interests	(4,206)	(3,683)	(2,184)	(301)
Net loss attributable to Kingsoft Cloud Holdings Limited	(359,410)	(196,959)	(313,926)	(43,259)

Net loss per share:
Basic and diluted	(0.10)	(0.05)	(0.08)	(0.01)
Shares used in the net loss per share computation:
Basic and diluted	3,614,662,846	3,710,632,202	3,728,092,123	3,728,092,123
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustments	20,704	103,658	7,744	1,067
Comprehensive loss	(342,912)	(96,984)	(308,366)	(42,493)
Less: Comprehensive loss attributable to non-controlling interests	(4,247)	(3,667)	(2,200)	(303)
Comprehensive loss attributable to Kingsoft Cloud Holdings Limited shareholders	(338,665)	(93,317)	(306,166)	(42,190)

KINGSOFT CLOUD HOLDINGS LIMITED

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for percentage)

	Three Months Ended
	Mar 31, 2024	Dec 31, 2024	Mar 31, 2025	Mar 31, 2025
	RMB	RMB	RMB	US$
Gross profit	293,253	425,972	318,306	43,864
Adjustments:
– Share-based compensation expenses (allocated in cost of revenues)	5,814	1,726	9,365	1,291
Adjusted gross profit (Non-GAAP Financial Measure)	299,067	427,698	327,671	45,155

KINGSOFT CLOUD HOLDINGS LIMITED

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for percentage)

	Three Months Ended
	Mar 31, 2024	Dec 31, 2024	Mar 31, 2025
Gross margin	16.5%	19.1%	16.2%
Adjusted gross margin (Non-GAAP Financial Measure)	16.8%	19.2%	16.6%

KINGSOFT CLOUD HOLDINGS LIMITED

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for percentage)

	Three Months Ended
	Mar 31, 2024	Dec 31, 2024	Mar 31, 2025	Mar 31, 2025
	RMB	RMB	RMB	US$
Net Loss	(363,616)	(200,642)	(316,110)	(43,560)
Adjustments:
– Share-based compensation expenses	103,595	24,774	134,611	18,550
– Foreign exchange loss (gain)	42,737	105,572	(9,051)	(1,247)
Adjusted net loss (Non-GAAP Financial Measure)	(217,284)	(70,296)	(190,550)	(26,257)
Adjustments:
– Interest income	(8,370)	(4,176)	(4,946)	(682)
– Interest expense	51,066	61,821	82,897	11,424
– Income tax (benefit) expense	(15,371)	(3,706)	9,241	1,273
– Depreciation and amortization	223,146	376,100	421,901	58,140
Adjusted EBITDA (Non-GAAP Financial Measure)	33,187	359,743	318,543	43,898
– Gain on disposal of property and equipment	(23,821)	(10,137)	(2,110)	(291)
Excluding gain on disposal of property and equipment, normalized Adjusted EBITDA	9,366	349,606	316,433	43,607

KINGSOFT CLOUD HOLDINGS LIMITED

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for percentage)

	Three Months Ended
	Mar 31, 2024	Dec 31, 2024	Mar 31, 2025	Mar 31, 2025
	RMB	RMB	RMB	US$
Operating loss	(274,157)	(43,511)	(234,201)	(32,273)
Adjustments:
– Share-based compensation expenses	103,595	24,774	134,611	18,550
– Amortization of intangible assets	43,517	43,104	43,781	6,033
Adjusted operating (loss) profit (Non-GAAP Financial Measure)	(127,045)	24,367	(55,809)	(7,690)
– Gain on disposal of property and equipment	(23,821)	(10,137)	(2,110)	(291)
Excluding gain on disposal of property and equipment, normalized Adjusted operating (loss) profit	(150,866)	14,230	(57,919)	(7,981)

KINGSOFT CLOUD HOLDINGS LIMITED

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for percentage)

	Three Months Ended
	Mar 31, 2024	Dec 31, 2024	Mar 31, 2025
Net loss margin	-20.5%	-9.0%	-16.0%
Adjusted net loss margin (Non-GAAP Financial Measure)	-12.2%	-3.1%	-9.7%
Adjusted EBITDA margin (Non-GAAP Financial Measure)	1.9%	16.1%	16.2%
Normalized Adjusted EBITDA margin	0.5%	15.7%	16.1%
Adjusted operating (loss) profit margin (Non-GAAP Financial Measure)	-7.2%	1.1%	-2.8%
Normalized Adjusted operating (loss) profit margin	-8.5%	0.6%	-2.9%

KINGSOFT CLOUD HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(All amounts in thousands)

	Three Months Ended
	Mar 31, 2024	Dec 31, 2024	Mar 31, 2025	Mar 31, 2025
	RMB	RMB	RMB	US$
Net cash (used in) generated from operating activities	(321,336)	570,222	(418,390)	(57,656)
Net cash used in investing activities	(1,169,017)	(1,337,978)	(490,393)	(67,578)
Net cash generated from financing activities	1,112,096	1,802,762	549,998	75,792
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(20,464)	(15,294)	15,028	2,071
Net (decrease) increase in cash, cash equivalents and restricted cash	(398,721)	1,019,712	(343,757)	(47,371)
Cash, cash equivalents and restricted cash at beginning of period	2,489,481	1,710,389	2,730,101	376,218
Cash, cash equivalents and restricted cash at end of period	2,090,760	2,730,101	2,386,344	328,847